UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34295 / June 7, 2021

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In the Matter of   :
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TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA   :
TIAA SEPARATE ACCOUNT VA-3   :
                                                                                             :
730 Third Avenue   :
New York, New York 10017   :
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(812-15143)   :
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_____ :

ORDER UNDER SECTIONS 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")

Teachers Insurance and Annuity Association of America and TIAA Separate Account VA-3 (the "Applicants") filed an application on July 13, 2020 and amendments to the application on November 13, 2020, February 26, 2021, and April 22, 2021. The Applicants requested an order pursuant to section 26(c) of the Act to approve the substitutions of shares issued by a certain investment portfolio for shares of another investment portfolio ("Substitution").

On May 10, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34267). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Teachers Insurance and Annuity Association of America, et al. (File No. 812-15143),

IT IS ORDERED, under section 26(c) of the Act, that the proposed Substitution is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary